As Filed with the Securities and Exchange Commission
                               July 16, 1997

                                        1933 Act Registration No. 333-30053

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.   2       Post-Effective Amendment No.  ___
                                 ---
THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
--------------------------------------------------
(Exact Name of Registrant as Specified in Charter)

119 East Marcy Street, Suite 202, Santa Fe, NM   87501
----------------------------------------------   -----
(Address of Principal Executive Offices)         (Zip Code)

Area Code and Telephone Number:  (505) 984-0200
                                 --------------
H. Garrett Thornburg, Jr.
119 East Marcy Street, Suite 202
Santa Fe, New Mexico  87501
---------------------------------------
(Name and Address of Agent for Service)

Charles W. N. Thompson, Jr.
White, Koch, Kelly & McCarthy, P. A.
Post Office Box 787
Santa Fe, New Mexico  87504-0787
------------------------------------
(Copies of all Correspondence)

     Approximate date of proposed public offering: As soon as possible after this Registration Statement becomes effective.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24(f) under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. Registrant filed the notice required by Rule 24f-2 with respect to its fiscal year ended June 30, 1996 on August 26, 1996.
---------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              EXPLANATORY NOTE


The Registrant is filing as portions of this Registration Statement two combined Prospectus/Proxy Statements, which relate respectively to two of its separate series, THORNBURG LIMITED TERM MUNICIPAL FUND NATIONAL PORTFOLIO and THORNBURG LIMITED TERM MUNICIPAL FUND CALIFORNIA PORTFOLIO. Accordingly, this Registration Statement is organized as follows:

    (a) Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund National Portfolio

    (b) Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund California Portfolio

    (c)    Letter to Shareholders of Mackenzie Limited Term Municipal Fund

    (d)    Letter to Shareholders of Mackenzie California Municipal Fund

    (e)    Supplemental Letter to Mackenzie Shareholders

    (f) Notice of Special Meeting of Shareholders of Mackenzie Limited Term Municipal Fund

    (g)    Notice of Special Meeting of Shareholders of Mackenzie
           California Municipal Fund

    (h) Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie Limited Term Municipal Fund by Thornburg Limited Term Municipal Fund National Portfolio (together with Exhibits A and B)

    (i) Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund by Thornburg Limited Term Municipal Fund California Portfolio (together with Exhibits A and B)

    (j) Statement of Additional Information relating to the acquisition of the assets of Mackenzie Limited Term Municipal Fund

    (k) Statement of Additional Information relating to the acquisition of the assets of Mackenzie California Municipal Fund

    (l)    Part C Information

    (m)    Exhibits

    Items (c), (d), (e), (f), (g), (h), (i) and (j) are each incorporated herein by reference from the item of the same name filed as part of the Registrant's Registration Statement on Form N-14 filed on June 25, 1997. Items (k) and (l) are filed herewith.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
         (Thornburg Limited Term Municipal Fund National Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Thornburg Funds;
                                                 Comparative Fee Table;
                                                 Purchase, Redemption and
                                                 Exchange Procedures for
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of the Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 Limited Term Municipal
                                                 Fund, June 30, 1996;
                                                 Semiannual Report of
                                                 Mackenzie Limited Term
                                                 Municipal Fund,
                                                 December 31, 1996.

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
        (Thornburg Limited Term Municipal Fund California Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures for the
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 California Municipal Fund,

                                                 June 30, 1996; Semiannual
                                                 Report of Mackenzie
                                                 California Municipal Fund,
                                                 December 31, 1996.

                                                 Pro forma financial
                                                 statements

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                    STATEMENT OF ADDITIONAL INFORMATION
               Relating to the Acquisition of the Assets of
                   MACKENZIE CALIFORNIA MUNICIPAL FUND
                    a series of MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                        Boca Raton, Florida  33432
                              (800) 456-5111


     This Statement of Additional Information, relating specifically to the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, by Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), a series of Thornburg Limited Term Municipal Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund, consists of this cover page and the following documents, each of which is attached hereto and incorporated by reference herein:

     1. Thornburg Limited Term Municipal Fund, Inc. Statement of Additional Information dated November 1, 1996, as revised May 6, 1997;

     2. Mackenzie Series Trust Statement of Additional Information dated October 25, 1996;

     3. Thornburg Limited Term Municipal Fund California Portfolio Annual Report, June 30, 1996;

     4. Thornburg Limited Term Municipal Fund California Portfolio Semiannual Report, December 31, 1997;

     5.   Mackenzie California Municipal Fund Annual Report, June 30, 1996;

     6.   Mackenzie California Municipal Fund Semiannual Report,
December 31, 1996; and

     7.   Pro Forma Financial Statements.

     The financial statements of Mackenzie California Municipal Fund contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by Coopers & Lybrand, L.L.P., that Fund's independent auditors. The financial statements of Thornburg Limited Term Municipal Fund California Portfolio contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by McGladrey & Pullen, LLP, that Fund's independent auditors.

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated _______________, 1997 relating to the above referenced acquisition may be obtained from Thornburg Limited Term Municipal Fund, Inc. at the number and address shown above. This Statement of Additional Information relates to, and should be read with, the Prospectus/Proxy Statement.

     The date of this Statement of Additional Information is _____________, 1997.

Item 1 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 2 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 3 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 4 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 5 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 6 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 7 is filed herewith.

                                 Thornburg Limited Term Municipal Fund, Inc. - California Portfolio
                                                 Pro Forma Schedule of Investments
                                                         December 31, 1996
                                                            (Unaudited)
                                                                         Thornburg            Mackenzie         Pro Forma Combined
                        Issuer-Description                        Principal     Value  Principal       Value   Principal      Value
                        ------------------                        --------- ---------  ----------   --------   ----------  --------
Adelanto California Public Financing Authority, 6.30%, 09/01/28                        $1,000,000   $975,000  $1,000,000    $975,000
Alameda Contra Costa CA Tran , 7.2%, 08/01/2000                    $615,000   $658,511                           615,000     658,511
Albany CA Pub Facs Fing Auth , 6.6%, 09/01/2000                     370,000    390,694                           370,000     390,694
Antioch CA Uni Sch Dist Ctfs , 0.0%, 07/01/2005                     165,000     95,844                           165,000      95,844
Bakersfield California  Hospital  Revenue, 6.50%, 01/01/22                              2,000,000  2,042,500   2,000,000   2,042,500
Berkeley CA Health Fac Rev , 5.7%, 12/01/98                       1,300,000  1,305,044                         1,300,000   1,305,044
Berkley, California  Health Facility, 6.55%, 12/01/22                                   1,000,000  1,013,750   1,000,000   1,013,750
California Cntys Lease Fing , 7.3%, 10/01/98                        500,000    504,370                           500,000     504,370
California Edl Facs Auth Rev , 5.15%, 09/01/2003                    500,000    514,910                           500,000     514,910
California Edl Facs Auth Rev , 5.6%, 10/01/2000                     835,000    859,875                           835,000     859,875
California Edl Facs Auth Rev , 5.6%, 10/01/2002                   1,805,000  1,868,446                         1,805,000   1,868,446
California Health Facilities Auth (Downey Community), 5.30%,                              500,000    501,250     500,000     501,250
   05/15/04 (Pre-refunded)
California Health Facilities Auth (Pacific Presb. Med Cntr),                              250,000    270,937     250,000     270,937
   7.00%, 06/01/08 (Pre-refunded)
California Health Facilities Auth (Pomona), 7.00%, 01/01/17                               650,000    660,803     650,000     660,803
   (Pre-refunded)
California Hlth Facs Fing Rev , 5.25%, 08/01/2000                   505,000    521,771                           505,000     521,771
California Hlth Facs Fing Rev , 6.65%, 09/01/2001                 1,000,000  1,065,310                         1,000,000   1,065,310
California Hlth Facs Fing Rev , 7.8%, 07/01/2006                    500,000    514,040                           500,000     514,040
California Housing Finance Authority, 6.90%, 08/01/16                                     100,000    100,964     100,000     100,964
California Hsg Fin Agy Rev , 0.0%, 08/01/2001                       145,000    105,269                           145,000     105,269
California Hsg Fin Agy Rev , 10%, 02/01/2002                         30,000     30,012                            30,000      30,012
California Hsg Fin Agy Rev , 9.875%, 02/01/2017                     670,000    699,862                           670,000     699,862
California Pollution Control Financing Authority, 6.85%, 012/01/08                        500,000    536,875     500,000     536,875
California Pollution Control Financing Authority, 7.20%, 09/01/15                           5,000      5,120       5,000       5,120
California Pub Cap Impts Rev , 8.25%, 03/01/98                      760,000    790,028                           760,000     790,028
California St Dept Vet Affairs, 6.55%, 08/01/2001                 1,390,000  1,454,913                         1,390,000   1,454,913
California St Dept Vet Affairs, 7.4%, 08/01/97                    1,000,000  1,017,440                         1,000,000   1,017,440
California St Dept Vet Affairs, 7.5%, 08/01/98                      250,000    261,598                           250,000     261,598
California St Univ Rev , 6.4%, 11/01/2002                           850,000    924,639                           850,000     924,639
California St , 6.5%, 10/01/99                                    1,000,000  1,060,930                         1,000,000   1,060,930
California St , 7.3%, 10/01/2001                                    200,570    215,898                           200,570     215,898
California State Public Works Revenue(NC), 8.35%, 12/01/99                                500,000    549,375     500,000     549,375
California State Public Works Revenue, 7.375%, 04/01/06                                     5,000      5,512       5,000       5,512
California State (GO) (NC), 6.75%, 05/01/02                                               500,000    551,250     500,000     551,250
California State (GO) (NC), 9.50%, 02/01/10                                             1,000,000  1,396,250   1,000,000   1,396,250
California State (GO) (NC), 9.50%, 05/01/03                                               500,000    628,750     500,000     628,750
California Stwde Cmntys Dev , 2.56%, 01/01/2000                   1,000,000    944,070                         1,000,000     944,070
California Stwde Cmntys Dev , 2.85%, 01/01/2001                   1,000,000    928,150                         1,000,000     928,150
California Stwde Cmntys Dev , 6%, 09/01/2004                      1,000,000  1,048,040                         1,000,000   1,048,040
California Stwde Cmntys Dev , 6.4%, 05/01/2002                      730,000    761,653                           730,000     761,653
Cerritos Compton Glendale CA , 8%, 02/01/98                         130,000    134,935                           130,000     134,935
Chula Vista CA Mlt Fam Hsg Rev, 5.75%, 11/01/2007                 1,905,000  1,909,420                         1,905,000   1,909,420
Clovis + Fresno Uni Sch CA , 6.7%, 05/01/97                         250,000    252,238                           250,000     252,238
Coachella Vy CA Wtr Dist No 71, 5.75%, 10/01/2000                   700,000    727,874                           700,000     727,874
Costa Mesa City Hall, 7.50%, 10/01/97 (Pre-refunded)                                       50,000     51,455      50,000      51,455
Cupertino CA Ctfs Partn , 5.6%, 07/01/2000                          660,000    682,407                           660,000     682,407
Duarte Cal City of Hope Nat  Med Cntr Cert of Part, 6.25%,04/01/23                      1,000,000  1,006,250   1,000,000   1,006,250
El Paso De Robles Newark CA , 7.4%, 06/01/98                         60,000     61,414                            60,000      61,414
Fontana Redevelopment Agency, 8.00%, 09/01/98 (Pre-refunded)                               20,000     21,700      20,000      21,700
Foothill De Anza CA Cmnty , 7.35%, 03/01/2007                       350,000    388,455                           350,000     388,455
FoothillL/Eastern  Trans Corridor Agency, Cal Toll Road Rev (NC),                         750,000    203,438     750,000     203,438
   0.00%, 01/01/18
FoothillL/Eastern  Trans Corridor Agency, Cal Toll Road Rev (NC),                       1,000,000    183,750   1,000,000     183,750
   0.00%, 01/01/24
FoothillL/Eastern  Trans Corridor Agency, Cal Toll Road Rev (NC),                         500,000    496,250     500,000     496,250
   6.00%, 01/01/34
Fresno CA Multifamily Hsg Rev , 5.1%, 10/01/2005                    600,000    598,062                           600,000     598,062
Fruitvale CA Sch Dist , 7.6%, 06/01/99                              560,000    597,162                           560,000     597,162
Glendale CA Hosp Rev , 7.625%, 01/01/2005                         2,000,000  2,189,500                         2,000,000   2,189,500
Guam Government (GO),  5.375%, 11/15/13                                                   500,000    465,000     500,000     465,000
Guam Power Authority Revenue, 6.625%, 10/01/14                                            450,000    471,375     450,000     471,375
Hawaiian Gardens California Redevelopment Agency, 0.00%, 12/01/16                       1,000,000    261,250   1,000,000     261,250
Hayward CA Uni Sch Dist , 7.6%, 10/01/2000                          200,000    208,476                           200,000     208,476
Hermosa Beach CA , 7.1%, 09/01/99                                   200,000    207,042                           200,000     207,042
Huntington Beach CA City Sch , 6.25%, 04/01/97                    2,895,000  2,913,962                         2,895,000   2,913,962
Inglewood CA Partn , 6.7%, 08/01/2000                               605,000    640,683                           605,000     640,683
Inglewood CA Partn , 6.8%, 08/01/2001                               635,000    679,926                           635,000     679,926
Inglewood CA Partn , 6.9%, 08/01/2002                               690,000    731,103                           690,000     731,103
Inglewood California Redevelopment Agency, 6.125%, 7/01/23                                500,000    500,000     500,000     500,000
Irvine CA Impt Bd Act 1915 , 5%, 09/02/2015                         200,000    200,000                           200,000     200,000
Irvine Ranch CA Wtr Dist , 5%, 08/01/2016                           300,000    300,000                           300,000     300,000
Irvine Ranch CA Wtr Dist , 7%, 02/15/98                             360,000    372,254                           360,000     372,254
Irvine Ranch Water District Power Agency, 7.80%, 02/15/08                                  25,000     25,906      25,000      25,906
Irwindale California Community Redevelopment Agency, 6.60%,                             1,300,000  1,342,250   1,300,000   1,342,250
   08/01/18
Kern High School  District {GO} {NC},  7.0%,  08/01/10                                    165,000    195,319     165,000     195,319
Kern High School  District {GO} {NC},  9.0%,  08/01/06                                    680,000    894,200     680,000     894,200
Lake Elsinore CA Pub Fing Auth, 6.15%, 02/01/2001                   480,000    510,691                           480,000     510,691
Lancaster CA Redev Agy Lease , 4.9%, 12/01/2000                   2,000,000  1,983,500                         2,000,000   1,983,500
Los Angeles CA Ctfs Partn , 5.8%, 12/01/98                        1,500,000  1,537,020                         1,500,000   1,537,020
Los Angeles CA Mun Impt Corp , 5%, 02/01/2000                     1,000,000  1,006,870                         1,000,000   1,006,870
Los Angeles CA Uni Sch Dist , 6.3%, 06/01/2002                    1,500,000  1,601,790                         1,500,000   1,601,790
Los Angeles Cnty CA Partn, 0.0%, 04/01/2003                         700,000    479,381                           700,000     479,381
Los Angeles Cnty CA Partn, 0.0%, 10/01/2002                         245,000    174,396                           245,000     174,396
Los Angeles Cnty CA Partn, 7.7%, 07/15/2001                       1,000,000  1,021,580                         1,000,000   1,021,580
Los Angeles Cnty CA Hsg , 7.625%, 12/01/2029                        350,000    353,829                           350,000     353,829
Los Angeles Cnty CA Trans , 5.7%, 07/01/99                        1,000,000  1,027,130                         1,000,000   1,027,130
Los Angeles Cnty Cert of Part, (Disney Parking Project), (NC),                          2,000,000  1,122,500   2,000,000   1,122,500
   0.00%, 09/01/06
Los Angeles Cnty Cert of Part, (Disney Parking Project), (NC),                          1,000,000    297,500   1,000,000     297,500
   0.00%, 09/01/15
Los Angeles Convention & Exhibition Center, 9.00%, 12/01/05                                 5,000      6,506       5,000       6,506
   (Pre-refunded)
Los Angeles Department of Water & Power, 7.625%, 8/1/97                                    20,000     21,072      20,000      21,072
   (Pre-refunded)
Los Angeles Department of Water & Power, 9.0%, 09/01/04                                   500,000    627,500     500,000     627,500
Los Angeles Harbor Department Revenue, 7.60%, 10/01/18,                                   205,000    250,100     205,000     250,100
   (Escrowed to Maturity)
Los Angeles State Building Authority, 7.5%, 03/01/11 (Pre-refunded)                         5,000      5,300       5,000       5,300
Los Angeles Waste Water System Revenue (NC) (MBIA Insured), 8.80%,                        500,000    569,375     500,000     569,375
   06/01/00
Lynwood CA Uni Sch Dist , 7.2%, 11/01/98                            250,000    259,913                           250,000     259,913
M S R Pub Pwr Agy CA San Juan , 6.7%, 07/01/2002                  2,000,000  2,044,300                         2,000,000   2,044,300
Marysville CA Hosp Rev , 6%, 01/01/2004                             375,000    401,948                           375,000     401,948
Midpeninsula Regl Open Space , 4.75%, 09/01/99                      360,000    364,291                           360,000     364,291
Midpeninsula Regl Open Space , 4.8%, 09/01/2000                     460,000    464,899                           460,000     464,899
Midpeninsula Regl Open Space , 7.2%, 09/01/2000                     200,000    219,170                           200,000     219,170
Morgan Hill CA Uni Sch Dist , 4.7%, 08/01/98                      1,230,000  1,241,722                         1,230,000   1,241,722
Morgan Hill CA Uni Sch Dist , 4.8%, 08/01/99                      1,000,000  1,012,550                         1,000,000   1,012,550
Morgan Hill CA Uni Sch Dist , 5%, 08/01/2000                        835,000    848,644                           835,000     848,644
Morgan Hill California Redevelopment  Agency (FHA Insured), 6.45%,                      1,000,000  1,033,750   1,000,000   1,033,750
   12/01/27
Mountain View CA Shoreline Pk , 4.7%, 08/01/99                      660,000    666,851                           660,000     666,851
National City CA Commn Tax All, 5.7%, 08/01/99                      810,000    842,036                           810,000     842,036
National City CA Commn Tax All, 5.9%, 08/01/2000                    500,000    527,305                           500,000     527,305
New Haven CA Uni Sch Dist , 7.3%, 12/01/2001                        330,000    349,473                           330,000     349,473
New Haven CA Uni Sch Dist, 7.3%, 12/01/2002                         355,000    374,880                           355,000     374,880
New Haven CA Uni Sch Dist, 7.4%, 12/01/2003                         380,000    400,999                           380,000     400,999
New Haven CA Uni Sch Dist, 7.4%, 12/01/2004                         410,000    431,890                           410,000     431,890
Northern California  Power Agency (NC),  5.65%, 7/01/97                                   700,000    716,625     700,000     716,625
Oakland Redevelopment  Agency(AMBAC insured), 7.40%, 05/01/07                             100,000    105,625     100,000     105,625
Ontario CA Indl Dev Auth Rev , 7.75%, 09/01/2020                    930,000    941,216                           930,000     941,216
Orange CA Multifamily Rev , 5.6%, 10/01/2027                      1,000,000  1,016,870                         1,000,000   1,016,870
Orange Cnty CA Loc Transn Tax , 2.6%, 02/15/99                    1,000,000    970,350                         1,000,000     970,350
Orange Cnty CA Loc Transn Tax , 5.5%, 02/15/2001                    900,000    934,155                           900,000     934,155
Orange Cnty CA Loc Transn Tax , 5.75%, 02/15/2004                 1,050,000  1,112,108                         1,050,000   1,112,108
Orange Cnty CA Loc Transn Tax , 5.7%, 02/15/2003                  1,550,000  1,636,351                         1,550,000   1,636,351
Orange Cnty CA Loc Transn Tax , 6%, 02/15/2006                      510,000    548,117                           510,000     548,117
Orange Cnty CA Recovery, 5.5%, 07/01/2002                         2,000,000  2,090,440                         2,000,000   2,090,440
Orange Cnty CA Var Santn Dists, 5%, 08/01/2015                      200,000    200,000                           200,000     200,000
Orange Cnty CA , 5.1%, 06/01/2002                                 1,100,000  1,130,360                         1,100,000   1,130,360
Orange Cnty CA , 5.2%, 06/01/2003                                 1,000,000  1,034,150                         1,000,000   1,034,150
Orange Cnty CA , 6.5%, 06/01/2004                                 2,000,000  2,224,460                         2,000,000   2,224,460
Orange Cnty CA , 6.5%, 06/01/2005                                 2,000,000  2,234,520                         2,000,000   2,234,520
Oxnard CA Hbr Dist , 6.6%, 08/01/2000                             1,175,000  1,235,172                         1,175,000   1,235,172
Oxnard CA Indl Dev Fin Auth , 9.5%, 10/01/97                        300,000    302,946                           300,000     302,946
Palomar Pomerado California Health System (NC), 0.00%, 11/02/03                           500,000    360,000     500,000     360,000
Paramount CA Uni Sch Dist, 0.0%, 09/01/2014                         510,000    406,496                           510,000     406,496
Perris CA Sch Dist Ctfs Partn , 5.1%, 03/01/2000                    100,000    102,518                           100,000     102,518
Perris California  High School Dist Cert of Part, 5.85%, 09/01/11                       2,000,000  1,970,000   2,000,000   1,970,000
Piedmont Unified School District (GO), 0.00%, 08/01/13                                  1,000,000    378,750   1,000,000     378,750
Puerto Rico Commonweatlh (GO) (NC), 0.00% 7/01/04                                         500,000    343,125     500,000     343,125
Puerto Rico Educational Facility (Polytechnic University), 5.7%,                          250,000    235,000     250,000     235,000
   08/01/2013
Rancho Cucamonga Redev.  Agency (FDIC Insured), 7.7%,  05/01/98                            35,000     36,750      35,000      36,750
   (Pre-refunded)
Redwood City CA Mlt Fam Hsg , 5.2%, 10/01/2008                      980,000    979,922                           980,000     979,922
Richmond California Joint Powers Financing Authority Revenue,                             500,000    502,500     500,000     502,500
   5.20%, 05/15/05
Riverside Cnty CA Hsg Auth Rev, 7.75%, 10/01/2000                   465,000    477,820                           465,000     477,820
Sacramento CA City Fing Auth , 6.3%, 11/01/2002                     295,000    318,237                           295,000     318,237
Sacramento CA Regl Tran Dist , 6%, 03/01/99                       1,000,000  1,034,530                         1,000,000   1,034,530
Sacramento CA Regl Tran Dist , 6.25%, 03/01/2001                  1,000,000  1,061,450                         1,000,000   1,061,450
Sacramento CA Util Dist Elec , 6.6%, 02/01/97                       550,000    551,337                           550,000     551,337
Sacramento Cnty CA Mlt Fam Hsg, 5.875%, 02/01/2008                  940,000    954,918                           940,000     954,918
Salinas California  Redevelopment  Agency(CGIC Insured), 0.00%,                         2,000,000    442,500   2,000,000     442,500
   11/01/22
San Diego Cnty CA Trans Commn , 6.125%, 04/01/98                    450,000    463,568                           450,000     463,568
San Diego Industrial Rev (San Diego Gas & Elec),  7.875%, 08/01/97                         35,000     36,592      35,000      36,592
   (Pre-refunded)
San Francisco CA City + Cnty , 0.0%, 07/01/2000                     255,000    216,584                           255,000     216,584
San Francisco CA City + Cnty , 6.125%, 07/01/2002                   225,000    225,405                           225,000     225,405
San Jacinto CA Indl Dev Auth , 7.2%, 06/01/98                       400,000    417,948                           400,000     417,948
San Joaquin Cnty CA Partn, 5.25%, 09/01/98                        2,000,000  2,019,220                         2,000,000   2,019,220
San Joaquin Cnty CA Partn, 5.6%, 09/01/2000                       1,440,000  1,465,128                         1,440,000   1,465,128
San Joaquin Cnty CA Partn, 5.9%, 09/01/2003                         895,000    922,074                           895,000     922,074
San Marcos CA Pub Facs Auth , 0.0%, 01/01/2000                      410,000    358,340                           410,000     358,340
San Marcos CA Pub Facs Auth , 0.0%, 01/01/99                      1,310,000  1,201,964                         1,310,000   1,201,964
Santa Ana CA Cmnty Redev Agy , 6.5%, 12/15/2014                     440,000    464,644                           440,000     464,644
Santa Ana CA Cmnty Redev Agy , 7.1%, 09/01/98                       500,000    513,550                           500,000     513,550
Santa Clara Certificate of Participation (NC) (MBIA Insured),                             500,000    571,875     500,000     571,875
   7.75%, 02/01/02
Santa Clara Electric  Revenue,  7.80%, 07/01/10                                            35,000     36,064      35,000      36,064
Santa Cruz Hospital  Revenue (Dominican),  7.00%, 12/01/13                                100,000    103,308     100,000     103,308
Santa Monica CA Cmnty College , 7.65%, 05/01/2001                   315,000    323,146                           315,000     323,146
Santa Rosa Insured  Revenue (Episcopal Homes) (CA Mrtg Ins),                              250,000    255,515     250,000     255,515
   7.125%, 06/01/14
Sata Clara Cnty Cert. of Part. (Amer. Baptist Homes), 8.00%,                               20,000     21,300      20,000      21,300
   03/01/98 (Pre-refunded)
Snowline Joint Unified School District Certificate of Participation,                      750,000    793,125     750,000     793,125
   7.25%, 04/01/18
Sonoma Cnty CA Ctfs Partn , 5.4%, 08/01/2000                        810,000    837,095                           810,000     837,095
Sonoma Cnty CA Ctfs Partn , 5.8%, 08/01/2003                        950,000    988,637                           950,000     988,637
South Coast Air Quality Mgmt , 9.75%, 08/01/98                      150,000    163,607                           150,000     163,607
South Orange Cnty CA Pub Fing , 7%, 09/01/2005                    1,435,000  1,646,691                         1,435,000   1,646,691
Southern California Public Power Authority (NC), 0.00%, 07/01/15                        2,000,000    672,500   2,000,000     672,500
Stanislaus CA Waste , 7.2%, 01/01/97                                700,000    700,000                           700,000     700,000
Stanislaus CA Waste , 7.3%, 01/01/98                                250,000    255,885                           250,000     255,885
Suisun City CA Redev Tax Alloc, 7.2%, 10/01/2001                    340,000    377,199                           340,000     377,199
Sulphur Springs CA Un Sch Dist, 5.7%, 03/01/2001                    500,000    523,500                           500,000     523,500
Sunline Trans Agy CA , 5.5%, 07/01/2002                             450,000    466,169                           450,000     466,169
Sweetwater CA Un High Sch , 6.4%, 11/01/2001                        900,000    949,680                           900,000     949,680
Temecula CA Cmnty Svcs Dist , 6%, 10/01/2000                        210,000    219,929                           210,000     219,929
Temecula CA Cmnty Svcs Dist , 6%, 10/01/98                          190,000    195,827                           190,000     195,827
Temecula CA Cmnty Svcs Dist , 6%, 10/01/99                          200,000    208,398                           200,000     208,398
Torrence CA Uni Sch Dist , 6.1%, 10/01/2000                         255,000    259,883                           255,000     259,883
Tracy Certificate of Participation (I-205 Improvement), 7.00%,                          1,000,000  1,037,500   1,000,000   1,037,500
   10/01/27
Trinity Cnty CA Pub Utils Dist, 5.25%, 04/01/98                     275,000    276,694                           275,000     276,694
Trinity Cnty CA Pub Utils Dist, 5.5%, 04/01/99                      290,000    292,474                           290,000     292,474
Turlock CA Irr Dist Ctfs Partn, 6.8%, 01/01/2000                    750,000    788,370                           750,000     788,370
Turlock CA Irr Dist Ctfs Partn, 7%, 01/01/2001                      365,000    384,382                           365,000     384,382
Turlock CA Irr Dist Ctfs Partn, 7.15%, 01/01/2003                   420,000    442,919                           420,000     442,919
University CA Ctfs Partn , 5.45%, 06/01/2003                      1,600,000  1,673,040                         1,600,000   1,673,040
University CA Revs , 11%, 09/01/98                                  635,000    703,948                           635,000     703,948
University CA Revs , 5.25%, 09/01/2002                              870,000    887,261                           870,000     887,261
University of California Housing Sys. Rev (NC) (MBIA Insured),                            500,000    563,125     500,000     563,125
   8.00%, 11/01/00
Vallejo CA Pub Fin Auth , 5%, 09/02/98                              625,000    631,038                           625,000     631,038
Walnut Valley USD (MBIA Insured) (GO) (NC), 8.75%,  08/01/10                           1,000,000   1,328,750   1,000,000   1,328,750
Walnut Valley USD (MBIA Insured) (GO) (NC), 9.00%,  08/01/06                             800,000   1, 043,000    800,000   1,043,000
Yorba Linda CA Ctfs , 7%, 11/01/2000                                495,000    513,726                           495,000     513,726
Yuba City Unified Sch Dist Cert. of Part. (Andros Karperos Sch),                          650,000    661,375     650,000     661,375
6.70%, 02/01/13                                                  ---------- ---------- ---------- ---------- ----------- -----------

Total Investments (cost $ 126,810,766)                          $96,210,570 98,959,644 36,910,000 31,604,986 133,120,570 130,464,630
                                                                =========== ========== ========== ========== =========== ===========

See Notes to Pro Forma Financial Statements.

THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996
(Unaudited)
                             Thornburg     Mackenzie    Pro Forma     Pro Forma
                             California    California   Adjustments   Combined
                             ----------    ----------   -----------   ---------
ASSETS
Investments, at value
 (Cost-Thornburg $96,725,034;
  Mackenzie $30,085,732)      $ 98,959,644 $ 31,504,986 $             $130,464,630
Cash                                66,640      204,997                    271,637
Interest receivable              1,717,918      545,656                  2,263,574
Other                               72,828       23,390                     96,218
                               -----------  -----------  -----------  ------------
Total assets                   100,817,030   32,279,029                133,096,059
                               ---------------------------------------------------
LIABILITIES
Payable for securities
 purchased                       2,719,666                               2,719,666
Dividends payable                  124,784                                 124,784
Accrued expenses and other          85,635       19,436                    105,071
Accounts payable investment adviser 62,055       15,140                     77,195
                                ----------    ---------  -----------  ------------
Total liabilities                2,992,140       34,576                  3,026,716
                                --------------------------------------------------
NET ASSETS                     $97,824,890  $32,244,453   $           $130,069,343
                               ===========  ===========   ==========  ============

Net assets consist of:
Paid-in capital                $96,513,092  $30,897,971   $           $127,411,063
Accumulated net realized loss     (922,812)     (21,634)                  (944,446)
Distribution in excess of net
investment income                  (51,138)                                (51,138)
Net unrealized appreciation      2,234,610    1,419,254                  3,653,864
                                ----------   ----------    ----------  -----------
                               $97,824,890  $32,244,453    $        0 $130,069,343
                               ===================================================

Class A Shares:
Net assets applicable to class $93,941,397  $31,013,307    $1,231,146 $126,185,850
Fund shares outstanding          7,371,948    3,044,330(3h) 2,530,962   12,947,240
Net asset value per share            12.74        10.19                      22.93

Class B Shares:
Net assets applicable to class $            $ 1,231,146   $(1,231,146)  $
Fund shares outstanding                         120,835      (120,835)
Net asset value per share                         10.19

Class C Shares:
Net assets applicable to class $ 3,883,493  $             $             $3,883,493
Fund shares outstanding            304,492                                 304,492
Net asset value per share            12.75                                   12.75

See Notes to Pro Forma Financial Statements.


THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO
PRO FORMA COMBINING STATEMENT OF OPERATIONS
Year Ended December 31, 1996
(Unaudited)

                             Thornburg   Mackenzie   Pro Forma    Pro Forma
                             California  California  Adjustments  Combined
                             ----------  ----------  -----------  ---------
INVESTMENT INCOME
Interest income
 (net of premium amortized)  $5,469,751  $2,152,741  $            $7,622,492

EXPENSES
Investment advisory fees        618,182     191,298(3a)   27,716     837,196
Distribution and service fees:
   Class A Shares               179,950      84,078(3b)    2,894     266,922
   Class B Shares                            11,577(3b)  (11,577)
   Class C Shares                14,608                               14,608
Administration fees:
   Class A Shares                59,576      33,625(3c)    4,185      97,386
   Class B Shares                             1,157(3c)   (1,157)
   Class C Shares                 1,948                                1,948
Transfer agent fees              69,381      28,030                   97,411
Custodian fees                   63,397       4,230                   67,627
Professional fees                17,747      28,764(3d)  (20,000)     26,511
Accounting fees                  16,242      46,227(3e)  (40,500)     21,969
Other                            21,065      33,272(3f)   (5,000)     49,337
                              ---------     -------      --------  ---------
     Total expenses           1,062,096     462,258      (43,439)  1,480,915


Less:
 Expenses reimbursed by
   investment adviser           (63,883)    (68,323)(3g) (43,548)   (175,754)
 Fees paid indirectly            (2,572)     (2,572)
                              -----------------------------------------------
     Net expenses               998,213     391,363      (86,987)  1,302,589
                              -----------------------------------------------
     Net investment income    4,471,538   1,761,378       86,987   6,319,903

Realized and unrealized gain
 on investments

Net realized gain (loss)
 on investments sold            (18,441)    685,425                  666,984
Increase in unrealized
 appreciation (depreciation)
 of investments                (335,740) (1,386,643)              (1,722,383)
                              -----------------------------------------------
NET realized and unrealized
 gain (loss) on investments    (354,181)   (701,218)              (1,055,399)
Net increase in net assets
 resulting from operations   $4,117,357  $1,060,160      $86,987  $5,264,504
                             ===============================================

See Notes to Pro Forma Financial Statements.

THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO

NOTES TO PRO FORMA FINANCIAL STATEMENTS
-------------------------------------------------------------------
Note 1.   Basis Presentation

The pro forma financial statements give effect to the proposed combination of Thornburg Limited Term Municipal Fund, Inc. - California Portfolio (Thornburg) and MacKenzie California Municipal Fund series of MacKenzie Series Trust (MacKenzie), pursuant to a Plan of Reorganization, under which all the assets of MacKenzie will be transferred to Thornburg in exchange solely for Thornburg shares and the assumption of all the liabilities of MacKenzie as of the "closing date".

The Reorganization will be accounted for as a tax free business
combination.   In accordance with the method of accounting for
such combinations of investment companies, the historical cost basis of the investment securities acquired from MacKenzie will be carried forward to Thornburg, and the statements of operations, changes in net assets and the financial highlights are not restated. The number of Thornburg shares to be issued in the combination will be determined by dividing the value of the total net assets of MacKenzie on the closing date by the net asset value per share of Thornburg.

(b) The pro forma statement of operations, excludes by, adjustment certain expenses which would have been eliminated upon the effectiveness of the proposed combination; and reflects adjustments for expense waiver and/or reimbursement provisions effective following the Reorganization. The pro forma statement of operations does not necessarily reflect the result of operations as they would have been had Thornburg and MacKenzie constituted a single entity during the 12 months ended December 31, 1996.

(c) The pro forma portfolio of investments, the pro forma statement of operation and the pro forma statement of assets and liabilities should be read in conjunction with the historical financial statements of Thornburg and MacKenzie.


Note 2.   Significant Accounting Policies

Significant accounting policies of the Fund are as follows:

Valuation of Investments: In determining the net asset value of the portfolio, the Fund utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality; type of issue, coupon, maturity and rating; indications as to value from dealers, and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax-exempt income to its shareholders. Therefore, no provision for Federal Income tax is required.

When-issued and Delayed Delivery Transactions: The Fund may engage in when-issued or delayed delivery transactions. To the extent the Fund engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest-rate changes. At the time the Fund makes a commitment to purchase a security for the portfolio on a when-issued basis, it will record the transaction
and reflect the value in determining its net asset value.   When
effecting such transactions, assets of the Fund of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Fund is declared daily as a dividend on shares for which the Fund has received payment.
 Dividends are paid monthly and are reinvested in additional shares of the Fund at net asset value per share at the close of business on the dividend payment date, or, at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.

General: Securities transactions are accounted for on a trade-date basis. Interest income is accrued as earned.
Premiums and original-issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Fees Paid Indirectly: Mackenzie has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out-of -pocket expenses.

Note 3.   Details of Pro Forma Adjustments

(a) Investment Advisory Fees - To reflect the pro forma investment advisory fee.

(b) Distribution and service fees - To reflect the pro forma distribution and service fees.

(c)  Administration fees - To reflect the pro forma administrative fee.

(d)  Professional fees - Elimination of duplicative expenses.

(e)  Accounting fees - Elimination of duplicative expenses.

(f)  Other - Elimination of duplicative trustees fees.

(g) Expenses reimbursed by investment adviser - To reflect Thornburg's expense reimbursement on the pro forma combined average net assets.

(g) Shares Outstanding - Class A shares of Thornburg issued in exchange for the net assets of Mackenzie

Part C
Other Information
-----------------

Item 15.  Indemnification
-------------------------

     Reference is made to Article EIGHTH and paragraphs (e) and (f) of Article SEVENTH of the Registrant's Articles of Incorporation previously filed as Exhibit 1, to Article X of the Registrant's By-Laws previously filed as Exhibit 2 and to Section 2-418 of the Maryland General Corporation Law.

     Reference is also made to Section 7 of the Distribution Agreement previously filed as Exhibit 6(a).

     The directors and officers (the "insureds") of both the Registrant and the Adviser are insured under a joint directors and officers liability policy. The policy covers amounts which the insureds become legally obligated to pay by reason of any act, error, omission, misstatement, misleading statement or neglect or breach of duty in the performance of their duties as directors, trustees and officers. In addition, the policy covers the Registrant and the Adviser to the extent that they have legally indemnified the insureds for amounts incurred by the insureds as described in the preceding sentence. The coverage excludes amounts that the insureds become obligated to pay by reason of conduct which constitutes willful misfeasance, bad faith, gross negligence or reckless disregard of the insured's duty.

     The application for the foregoing provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange commission:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policies expressed in such Act and that if a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits
------------------

     (1) Articles of Incorporation, as amended, filed as exhibit (1) to original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (2) By-laws, filed as exhibit (2) to original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (3)  Not applicable.

     (4) Agreement and Plan of Reorganization - filed as Exhibit A to each of the Prospectus/Proxy Statements, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (5)  Not applicable.

     (6) (a) Form of Restated Investment Advisory Agreement incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

          (b) Form of Administrative Services Agreement, incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

     (7)  Form of Underwriting Agreement, filed with original
          Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (8)  Not applicable.

     (9) Form of Custody Agreement, filed with pre-effective amendment no. 1 to this Registration Statement on July 11, 1997, and incorporated herein by reference.

     (10) (a)  Form of Class A Service Plan, filed with original
               Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (b) Multiple Class Plan pursuant to Rule 18f-3, as revised June 9, 1997, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (11) Opinion and consent of Koch, Kelly & McCarthy, P.A., filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (12) Opinion and consent of Dechert Price and Rhoads, as to tax consequences (to be filed by post-effective amendment)

     (13)  Not applicable.

     (14) (a) Consent of McGladrey & Pullen, LLP, independent auditors, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.
           (b) Consent of Coopers & Lybrand, L.L.P., independent auditors, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (15)  Not applicable.

     (16) Powers of attorney, filed with pre-effective amendment no. 1 to this Registration Statement on July 11, 1997, and incorporated herein by reference.

     (17) (a) Declaration pursuant to Rule 24f-2, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (b) Proxy card (Mackenzie Limited Term Municipal Fund), filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (c) Proxy card (Mackenzie California Municipal Fund), filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.


Item 17.  Undertakings
----------------------

     (1) The undersigned registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed acquisition of assets and issuance of shares described in this Registration Statement within a reasonable time after receipt of such opinion or ruling.

                                SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Santa Fe, and State of New Mexico on the 16th day of July, 1997.

                              THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                              Registrant
                                               *
                              By __________________________________________
                                 Brian J. McMahon, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


           *                                              *
--------------------------------        -----------------------------------
Brian J. McMahon, President             H. Garrett Thornburg, Jr., Chairman
and Principal Executive Officer         Director, Treasurer and Principal
                                        Financial and Accounting Officer

           *
--------------------------------
J. Burchenal Ault, Director


           *
--------------------------------
Eliot R. Cutler, Director


           *
--------------------------------
James E. Monaghan, Jr., Director


           *
--------------------------------
A. G. Newmyer III, Director


           *
--------------------------------
Richard M. Curry, Director


* By:      /s/
    ____________________________
    Charles W. N. Thompson, Jr.
    As Attorney-In-Fact                                 July 16, 1997